April 15, 2011

Via EDGAR and U.S. Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, NE
Washington, DC 20549-3628
Attention:  Daniel F. Duchovny, Special Counsel

Re:	SonomaWest Holdings, Inc.
Schedule 13E-3
Schedule TO
File No. 005-34214
Filed April 1, 2011 by Stapleton Acquisition Company, Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton, and Wendy S. Reyes, Trustee of Separate Property Trust

Dear Mr. Duchovny:

On behalf of Stapleton Acquisition Company, Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust (collectively, the “Filing Persons”), set forth below are responses to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), which were delivered in your letter dated April 8, 2011, regarding the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO as filed by the Filing Persons on April 1, 2011 (the “Schedule TO”).  All defined terms that are used but not defined in this letter shall have the meanings ascribed to them in the Schedule TO.

Set forth below are your April 8, 2011 comments, indicated in bold, followed by responses on behalf of the Filing Persons.

Offer to Purchase

The Position of the Stapleton Group Regarding the Fairness of the Offer and the Merger, page 16

1.
Please revise the second bullet point on page 16 to explain what about the company’s “historical and current financial performance and results of operations, its prospects and long-term strategy, its competitive position in its industry, the outlook for the real estate management and rental company industry generally and general economic and stock market conditions” supports your fairness determination.

Ronald R. Levine, II • 303 892 7514 • ron.levine@dgslaw.com

U.S. Securities and Exchange Commission
April 15, 2011

SonomaWest’s historical and current financial performance and results of operations, its prospects and long-term strategy, its competitive position in its industry, the outlook for the real estate management and rental company industry generally and general economic and stock market conditions collectively support, together with the factors noted in Comment 2 below, the belief of the members of the Stapleton Group that SonomaWest’s common stock was not likely to trade at or above the $10.05 per share offer price in the near future.  Because the factors described in the second and fourth bullet points on page 16 both support this belief, these bullet points have been combined and revised to read as follows:

•
“the belief that shares of SonomaWest common stock were not likely to trade at or above the $10.05 per share offer price in the near future. The members of the Stapleton Group based this belief in part on the historical trading price of SonomaWest common stock, which ranged from $4.80 to $9.15 per share during the past two years and last traded at $6.50 per share prior to the public availability of SAC’s initial tender offer proposal. The members of the Stapleton Group also based this belief on their knowledge and understanding of SonomaWest’s historical and current financial performance and results of operations, its prospects and long-term strategy, its competitive position in its industry, the outlook for the real estate management and rental company industry generally and general economic and stock market conditions. In particular, Messrs. Craig and Walker Stapleton’s familiarity, through their respective current and former executive officer positions with SonomaWest, with the challenges in leasing existing and any future vacant space at SonomaWest’s properties and the prices at which such space may be leased in light of continuing adverse economic conditions affecting potential tenants and competition for such tenants in the commercial rental industry in Sonoma County, California, informed the view of the members of the Stapleton Group that SonomaWest’s current and prospective financial performance and results of operations were not likely to attract investor interest in SonomaWest common stock at a level that would lead to the trading price of SonomaWest shares reaching or exceeding the offer price in the near future;”

2.
Similarly, revise the fourth bullet point on page 16 to describe in additional detail the Stapleton Group member’s “knowledge and understanding of SonomaWest and its industry, the historical trading price of SonomaWest common stock and management’s business plan.”

As described above, the second and fourth bullet points on page 16 have been combined and revised to read as follows:

•
“the belief that shares of SonomaWest common stock were not likely to trade at or above the $10.05 per share offer price in the near future. The members of the Stapleton Group based this belief in part on the historical trading price of SonomaWest common stock, which ranged from $4.80 to $9.15 per share during the past two years and last traded at $6.50 per share prior to the public availability of SAC’s initial tender offer proposal. The members of the Stapleton Group also based this belief on their knowledge and understanding of SonomaWest’s historical and current financial performance and results of operations, its prospects and long-term strategy, its competitive position in its industry, the outlook for the real estate management and rental company industry generally and general economic and stock market conditions. In particular, Messrs. Craig and Walker Stapleton’s familiarity, through their respective current and former executive officer positions with SonomaWest, with the challenges in leasing existing and any future vacant space at SonomaWest’s properties and the prices at which such space may be leased in light of continuing adverse economic conditions affecting potential tenants and competition for such tenants in the commercial rental industry in Sonoma County, California, informed the view of the members of the Stapleton Group that SonomaWest’s current and prospective financial performance and results of operations were not likely to attract investor interest in SonomaWest common stock at a level that would lead to the trading price of SonomaWest shares reaching or exceeding the offer price in the near future;”

U.S. Securities and Exchange Commission
April 15, 2011

3.	Please provide the disclosure required under Instruction 2 to Item 1014 of Regulation M-A with respect to the book value of the company.

The following language has been added as new language at the end of the penultimate paragraph on page 17:

“The members of the Stapleton Group also did not consider SonomaWest’s net book value, which is an accounting concept, because they believe that net book value does not present a meaningful valuation of SonomaWest.”

Interests of Certain Persons in the Offer and the Merger, page 24

4.	Please name the salaried employee included in the table on page 25 and in the subsequent paragraph. Also, quantify the bonus due that individual.

The language in the sixth paragraph, seventh paragraph, aggregate Spread Value of unvested options table and eight paragraph of Section 9 – “Interests of Certain Persons in the Offer and the Merger” has been revised to read as follows:

“Vested Stock Options. Certain directors of SonomaWest and Gwendolyn Toney, a salaried employee of SonomaWest, hold vested options to purchase shares of SonomaWest common stock, which may be exercised in accordance with their terms and the shares acquired thereby may be tendered in the offer. Further, following the offer, at the effective time of the merger, each vested option to purchase shares of SonomaWest common stock that is outstanding immediately prior to the effective time of the merger will be cancelled in consideration of a cash payment equal to the product obtained by multiplying (1) the excess, if any, of the consideration offered to SonomaWest stockholders in the offer ($10.05 per share) over the per share exercise price of such option, by (2) the number of shares subject to such option, less applicable withholdings.

The following table summarizes, as of March 30, 2011, with respect to each SonomaWest director and Ms. Toney, the aggregate, positive difference in value between $10.05 and the per share exercise prices (the “Spread Value”) of the options to purchase shares of SonomaWest common stock held by each such director and Ms. Toney:

U.S. Securities and Exchange Commission
April 15, 2011

Name	Shares of SonomaWest Common Stock Subject to Options (#)	Per Share Exercise Price ($)	Aggregate Spread Value of Unvested Options ($)
David J. Bugatto	5,000	6.50	17,750
Robert W.C. Davies	5,000	6.50	17,750
David A. Janke	5,000	6.50	17,750
David A. Janke	5,000	13.05	(15,000)
Gwendolyn Toney	1,000	5.70	4,350

Bonus Payment for Salaried Employee. Upon successful completion of the offer and the merger, Michael Babbini, a salaried employee of SonomaWest, will be entitled, pursuant to the terms of Mr. Babbini’s employment agreement, to a bonus equal to 0.75% of the pre-tax fair market value of SonomaWest’s real property (as determined in the reasonable discretion of the SonomaWest board of directors), payable within thirty days of the closing of the merger. SAC estimates that the bonus due to Mr. Babbini following successful completion of the offer and the merger will be approximately $150,000.”

The Tender Offer

Acceptance for Payment, page 27

5.
Please revise the language in this section that states that you will return unpurchased securities “as promptly as practicable” after the expiration or termination of the offer to state that you will make such returns “promptly” as required by Rule 14e-1(c).

The language in the final paragraph of Section 2 – “Acceptance for Payment and Payment for SonomaWest Shares” has been revised to read as follows:

“If any tendered SonomaWest shares are not accepted for payment for any reason pursuant to the terms and conditions of the offer, or if certificates are submitted evidencing more SonomaWest shares than are tendered, certificates evidencing unpurchased SonomaWest shares will be returned, without expense to the tendering stockholder (or, in the case of SonomaWest shares tendered by book-entry transfer into the depositary’s account at DTC pursuant to the procedure set forth in —Procedures for Accepting the Offer and Tendering SonomaWest Shares, such SonomaWest shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the offer.”

Source and Amount of Funds, page 40

6.	Please provide the disclosure required by Item 1007(d) of Regulation M-A.

The language in the first paragraph of Section 11 – “Source and Amount of Funds” has been revised to read as follows:

U.S. Securities and Exchange Commission
April 15, 2011

“SAC estimates that the total amount of funds required to purchase all of the outstanding shares of SonomaWest common stock (other than those already owned by the Stapleton Group) pursuant to the offer and the merger and to pay related fees and expenses will be approximately $6.8 million (not including approximately $57,600 to be paid in respect of the cancellation of vested options to purchase shares of SonomaWest common stock and approximately $150,000 in respect of a bonus payable under an employee’s employment agreement if the offer and the merger are completed). Craig R. Stapleton, the President of SAC and currently its sole stockholder and sole director, intends to loan SAC the necesssary funds to pay this amount. Mr. Craig Stapleton expects to borrow funds to finance the loan to SAC through a margin securities account with Wells Fargo. The loan from Wells Fargo is expected to be secured by securities owned by Mr. Craig Stapleton (other than shares of SonomaWest common stock). The Wells Fargo loan is expected to bear interest at the Wells Fargo margin interest base rate, which is currently 5.0% for loans of the size necessary to complete the offer and the merger. The proceeds of the Wells Fargo loan are expected to be loaned to SAC by Mr. Craig Stapleton. The loan from Mr. Craig Stapleton to SAC is expected to be payable on demand and to bear an interest rate of 5.0%. It is expected that the loan to SAC by Mr. Craig Stapleton will be repaid through a combination of cash on hand at SonomaWest and a refinancing of SonomaWest’s existing term loan with Wells Fargo. The proceeds from such repayment are expected to be used to repay the loan from Wells Fargo to Mr. Craig Stapleton. SonomaWest’s refinanced loan with Wells Fargo is expected to be secured by one or more of SonomaWest’s real properties.”

Conditions to the Offer, page 40

7.
Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section.  This language suggests that once an offer condition is triggered, the bidders must decide whether or not to waive the condition.  Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s).  Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders.  You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.  Please confirm your understanding supplementally.

The Filing Persons hereby confirm their understanding that (i) when a condition is triggered and they decide to proceed with the offer anyway, this constitutes a waiver of the triggered condition and (ii) depending on the materiality of the waived condition and the number of days remaining in the offer, the Filing Persons may be required to extend the offer and recirculate new disclosure to security holders.

8.
With respect to the same paragraph referenced immediately above, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition.  When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s).  Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders.  You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.  Please confirm your understanding supplementally.

U.S. Securities and Exchange Commission
April 15, 2011

The Filing Persons hereby confirm their understanding that (i) when a condition is triggered and they decide to proceed with the offer anyway, this constitutes a waiver of the triggered condition and (ii) depending on the materiality of the waived condition and the number of days remaining in the offer, the Filing Persons may be required to extend the offer and recirculate new disclosure to security holders.

*           *           *

Enclosed is a statement signed by each Filing Person acknowledging that (i) the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Filing Person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require further clarification of any of the issues raised in this letter, please contact the undersigned at (303) 892-7514.

Sincerely, /s/ Ronald R. Levine Ronald R. Levine, II for Davis Graham & Stubbs llp

Enclosure

135 East Putnam Avenue
Greenwich, CT 06830

April 15, 2011

Via EDGAR and U.S. Mail

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Mergers and Acquisitions 100 F Street, NE Washington, DC 20549-3628 Attention: Daniel F. Duchovny, Special Counsel

Re:	SonomaWest Holdings, Inc.
Schedule 13E-3
Schedule TO
File No. 005-34214
Filed April 1, 2011 by Stapleton Acquisition Company, Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton, and Wendy S. Reyes, Trustee of Separate Property Trust

Ladies and Gentlemen:

Each of the undersigned (each a “bidder”) hereby acknowledges that:

•	the bidder is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•
staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to such filing; and

•	the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned have executed this letter the 15th day of April, 2011.

STAPLETON ACQUISITION COMPANY

By:	/s/ Craig R. Stapleton
Name: Craig R. Stapleton
Title: President

CRAIG R. STAPLETON

/s/ Craig R. Stapleton
By: Craig R. Stapleton

DOROTHY W. STAPLETON

/s/ Craig R. Stapleton
By: Craig R. Stapleton, Attorney-in-Fact

WALKER R. STAPLETON

/s/ Craig R. Stapleton
By: Craig R. Stapleton, Attorney-in-Fact

WENDY S. REYES, TRUSTEE OF SEPARATE PROPERTY TRUST

/s/ Craig R. Stapleton
By: Craig R. Stapleton, Attorney-in-Fact